TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, [redacted]OME
[redacted] 4, JAPAN
[redacted] 94, JAPAN)
[redacted] 157-2900

FILE No. 82-5176

March 19, 2004

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Quarterly Flash Report (Consolidated Basis) - Results for the nine-month ended December 31, 2003 - (filed date February 12, 2004)
- Reports on Acquisition by the Company of its Own Shares (filed date January 13, February 13 and March 9, 2004)
- Notices of Foreign Ownership of Our Shares (filed date February 5, 25 and March 8, 2004)
- Notice of Determination of Issue Price and Selling Price of Shares, Etc. (filed dated January 26, 2004)
- Notice of Adjustment to Transfer Prices of Stock Options (filed date February 4, 2004)
- Notice of the Result of Issuance of New Shares by Allocation Thereof to Third Party (filed date March 1, 2004)
- Notice of Adjustment to Transfer Prices of Stock Options (filed dated March 5, 2004)

Yours truly,

Kunio Aoki

dlo 3/30

Encl.
cc: Fuji Television Network, Incorporated

February 12, 2004

Quarterly Flash Report (Consolidated Basis)

Results for the nine-month ended December 31, 2003

04 MAR 29 7:21

Company name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department Telephone: +81-3-5500-8258

1. Items Related to the Creation of This Report

(1) Discrepancies in accounting methods and methods recognized in recent fiscal years: None

(2) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 2, Affiliates: 0

Deletions: Consolidated subsidiaries: 1, Affiliates: 0

In fiscal year ended March 31, 2003, consolidated subsidiary Utsukushigahara Kogen Development, Inc., merged with equity method affiliate Fuji Land Co., Ltd. Further, Windswept Classics, Inc. and T/Q Music, Inc. were included in the scope of consolidation following respectively the company's new establishment and the acquisition of shares.

2. Consolidated Financial Results of Nine-month ended December 31, 2003 (April 1, 2003 through December 31, 2003)

(1) Progress of business performance

(Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
December 31, 2003	343,431	—	36,591	—	38,886	—	21,424	—
December 31, 2002	—	—	—	—	—	—	—	—
(For reference) Year ended March 31, 2003	429,004		37,268		37,744		14,816	

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
December 31, 2003	20,560.19	—
December 31, 2002	—	—
(For reference) Year ended March 31, 2003	13,617.49	—

Note: (1) Percentages indicate the quarter-on-quarter change in net sales, operating income and other performance indicators.

(2) The period under review is the first time for Fuji Television to disclose quarterly results, so quarter-on-quarter comparisons are not presented herein.

Qualitative Data Related to Progress in Business Performance (Consolidated)

There were prominent hints of an upturn in business conditions across various industrial sectors in Japan from the start of the third quarter (October–December 2003) of fiscal 2004, ending March 31, 2004. Until October, for example, the Cabinet Office's *Monthly Economic Report* noted that there were indications that the economy was moving toward a recovery, whereas the same report from November onward was more upbeat, commenting that the economy was indeed recovering.

The advertising market has remained harsh since the start of the fiscal year. However, according to a private market research organization, spending on advertising in the October–December quarter of 2003 rose 6.5% year on year. This organization forecasts 1.7% growth for the fiscal year, which would mark the first positive growth in three years.

Amid this economic environment, broadcasting revenues—the cornerstone of our television broadcasting business—gained momentum with *World Cup Volleyball* broadcasts, despite showing a year-on-year decline through the interim period. As a result, earnings were up year on year in the third quarter, the first such quarter of growth in fiscal 2004.

Cumulative nine-month consolidated net sales for the Fuji Television Group amounted to ¥343,431 million and operating income reached ¥36,591 million, owing to growth in sales from the event planning and video and merchandising businesses in our principal domain of television broadcasting as well as sustained strong results in our direct marketing business. Further, with the operating income mentioned above augmented by an improvement in investments in equity-method affiliates, recurring profit was ¥38,886 million, and net income after taxes for the first three quarters of fiscal 2004 amounted to ¥21,424 million.

Results by Operating Segment

(Millions of yen)

	Nine-month ended December 31, 2003		Three-month ended December 31, 2003	
	Sales	Operating income	Sales	Operating income
Television Broadcasting	271,565	32,169	91,628	10,293
Broadcasting--related business	34,100	1,578	11,182	621
Direct marketing	49,822	2,988	18,108	1,485
Other businesses	22,143	146	7,442	159
Eliminated	(34,200)	(290)	(10,813)	(181)
Total	343,431	36,591	117,548	12,379

Television Broadcasting

The Television Broadcasting segment reflects the earnings of the parent company. A slump in the advertising market precipitated a 2.6% year on year decline in broadcasting revenues during the interim period. However, net time and spot TV advertising rose above year-ago levels during the third quarter, driving a 2.8% year on year rise in broadcasting revenues. As a result, the year-on-year decline in cumulative revenues through the first nine months of the fiscal year contracted to 0.8%. In addition, revenues from movies, event planning, and the video and merchandising businesses remained brisk.

Cumulative nine-month sales for the Television Broadcasting segment thus reached ¥271,565 million and operating income amounted to ¥32,169 million. In the third quarter (October–December), segment net sales were ¥91,628 million and operating income was ¥10,293 million.

Sales by Broadcasting Operations (Millions of yen)

	Nine-month ended December 31, 2003	Change from the previous term	Three-month ended December 31, 2003	Change from the previous term
Broadcasting Operations	228,743	(0.4%)	79,039	3.1%
Broadcasting	207,539	(0.8%)	71,984	2.8%
Net time	97,823	(1.0%)	33,127	5.2%
Local time	16,123	(3.8%)	5,308	(5.5%)
Spot	93,592	(0.0%)	33,548	2.0%
Other	21,203	3.7%	7,055	5.8%
Other operations	42,822	98.0%	12,588	91.1%
Total	271,565	8.1%	91,628	10.0%

Note: The period under review is the first time for Fuji Television to disclose quarterly results, so quarter-on-quarter results are provided for reference.

Broadcasting-related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. As they did in the interim period, in the third quarter subsidiaries in this segment sought to cut costs and boost revenues from sources other than programming, such as events.

Cumulative nine-month sales in the Broadcasting-related Business amounted to ¥34,100 million and operating income was ¥1,578 million. For the third quarter (October–December), sales were ¥11,182 million and operating income amounted to ¥621 million.

Direct Marketing

While personal spending continue to edge sideways, catalog sales primarily of health and beauty products remained strong in the third quarter—sustaining the momentum of the interim period. This was augmented by various initiatives to reduce the cost of sales, which resulted in continued growth in both sales and profits.

Cumulative nine-month sales by the Direct Marketing segment amounted to ¥49,822 million, and operating income came to ¥2,988 million. For the third quarter (October–December), sales were ¥18,108 million and operating income amounted to ¥1,485 million.

Other Businesses

A number of large orders underpinned growth in sales and profits for software developer Fujimic, Inc. once again during the third quarter. Yet overall results in the segment were mixed with Fuso Publishing, Inc. posting a loss on declining sales amid a slack market for publishers.

Cumulative nine-month sales in this segment amounted to ¥22,143 million and operating income amounted to ¥146 million. For the third quarter (October–December), sales were ¥7,442 million and operating income amounted to ¥159 million.

Equity-method Affiliates

Among equity-method affiliates, while Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) suffered an operating loss, as it continues to contend with difficult conditions in its third year since the start of service. Notwithstanding, Pony Canyon, Inc., booked a profit and other affiliates posted strong performances, resulting in equity in earnings of affiliated companies (net of dividends) of ¥1,211 million cumulatively for the first nine months of fiscal 2004 and of ¥657 million in the third quarter (October–December).

(2) Financial Position

	Total Assets	Total Shareholders' Equity	Equity Ratio	Total Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
December 31, 2003	527,124	398,976	75.7	382,066.93
December 31, 2002	—	—	—	—
(For reference) March 31, 2003	480,913	367,796	76.5	351,919.49

Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the Term
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
December 31, 2003	33,655	(28,127)	220	60,872
December 31, 2002	—	—	—	—
(For reference) Year ended March 31, 2003	33,458	(32,245)	(11,566)	55,377

Qualitative Data on Changes in Financial Position (Consolidated)

In the first three quarters of fiscal 2004, cumulative net cash flows from operating activities totaled ¥33,655 million owing primarily to an increase in revenues and profits in our mainstay television broadcasting business.

Net cash flows used in investing activities amounted to ¥28,127 million reflecting primarily the acquisition of subsidiaries' stock and of investment securities as well as investments in digital broadcasting facilities, software, and related areas.

Net cash flows used in financing activities totaled ¥220 million, primarily reflecting dividend payments and payments to Fuji Television from minority interests in newly established subsidiaries.

As a result, cash and cash equivalents at the end of the third quarter totaled ¥60,872 million, a ¥5,495 million increase versus the end of the previous fiscal year and a ¥11,567 million increase versus the end of the interim period.

Further, Fuji Television issued 180,000 shares in a public offering at ¥464,360 per share following a decision of the Board of Directors on January 9, 2004. As a result, on February 4, 2004 capital stock increased by ¥41,792 million and the capital surplus increased by ¥41,792 million.

(For Reference) **Non-Consolidated Financial Results of Nine-month ended December 31, 2003 (April 1, 2003 through December 31, 2003)**

	Net Sales	Operating Income	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
December 31, 2003	271,565	32,169	34,259	19,525

	Total Assets	Total Shareholders' Equity
	Millions of Yen	Millions of Yen
December 31, 2003	463,840	376,532

3. Outlook for the Fiscal Year Ending March 31, 2004

Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income	Net Income per Share
	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Year ending March 31, 2004	452,000	44,500	24,000	22,142.39

(For Reference) **Non-Consolidated Financial Results**

	Net Sales	Recurring Profit	Net Income	Net Income per Share
	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Year ending March 31, 2004	355,500	39,500	22,500	20,834.66

Note: The forecasts above are based on information available at the time these materials were prepared. Actual earnings may differ from forecasts due to unforeseen factors.

Quantitative Data Related to Earnings Forecasts

The Group's consolidated earnings in the third quarter (October–December) outpaced our initial forecasts. Taking this into account, together with our expectations for a rise in revenues in our mainstay television business and continued growth in revenues in our event planning and video and merchandising businesses as well as the favorable momentum in our direct marketing business, we have raised our earnings forecasts from those announced in November 2003.

For the full-year in fiscal 2004, we expect increases in revenues and profits on both consolidated and non-consolidated bases. We now forecast consolidated net sales of ¥452.0 billion, recurring profit of ¥44.5 billion, and net income of ¥24.0 billion as well as non-consolidated net sales of ¥355.5 billion, recurring profit of ¥39.5 billion, and net income of ¥22.5 billion.

We note that our forecasts for net income per share (both consolidated and non-consolidated) are calculated based on the number of shares outstanding that reflects the number of new shares issued (180,000 shares) through a public offering approved by the Board of Directors on January 9, 2004 and implemented on February 4, 2004.

Differences in these revised forecasts and forecasts disclosed in the flash interim report published on November 19, 2003, are shown below.

(1) Consolidated Financial Results of Year ending March 31, 2004 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	442,500	41,500	22,000
Revised Forecast (B)	452,000	44,500	24,000
Change (B - A)	9,500	3,000	2,000
Percent Change (%)	2.1	7.2	9.1

(2) Non-Consolidated Financial Results of Year ending March 31, 2004 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	347,000	37,000	21,000
Revised Forecast (B)	355,500	39,500	22,500
Change (B - A)	8,500	2,500	1,500
Percent Change (%)	2.4	6.8	7.1

CONSOLIDATED BALANCE SHEETS

	December 31, 2003		March 31, 2003		Change from the previous term
	Millions of yen	%	Millions of yen	%	Millions of yen
ASSETS					
Current assets:					
1. Cash and time deposits	26,163		27,188		
2. Trade notes and accounts receivable	96,189		95,071		
3. Marketable securities	57,999		53,196		
4. Inventories	25,184		24,867		
5. Other current assets	27,149		18,125		
6. Less allowance for doubtful accounts	(255)		(471)		
Total current assets	232,431	44.1	217,978	45.3	14,453
Fixed assets:					
1. Tangible fixed assets					
(1) Buildings and structures	96,687		100,512		
(2) Land	15,404		15,415		
(3) Other tangible fixed assets	14,352		14,091		
Total tangible fixed assets	126,444	24.0	130,019	27.0	(3,574)
2. Intangible fixed assets	33,179	6.3	21,846	4.6	11,332
3. Investments and other assets					
(1) Investment in securities	117,750		85,916		
(2) Other	18,446		26,262		
(3) Less allowance for doubtful accounts	(1,127)		(1,109)		
Total investments and other assets	135,068	25.6	111,069	23.1	23,998
Total fixed assets	294,692	55.9	262,935	54.7	31,757
Total assets	527,124	100.0	480,913	100.0	46,210

	December 31, 2003		March 31, 2003		Change from the previous term
	Millions of yen	%	Millions of yen	%	Millions of yen
LIABILITIES					
Current liabilities:					
1. Trade notes and accounts payable	46,353		43,402		
2. Short-term borrowings	2,072		2,349		
3. Allowance for sales returns	166		147		
4. Other current liabilities	41,360		35,832		
Total current liabilities	89,951	17.1	81,730	17.0	8,221
Long-term liabilities:					
1. Bonds with stock purchase rights	344		—		
2. Retirement allowance for employees	24,868		23,437		
3. Retirement allowance for directors	1,990		2,329		
4. Other long-term liabilities	3,481		575		
Total long-term liabilities	30,685	5.8	26,342	5.5	4,343
Total liabilities	120,637	22.9	108,072	22.5	12,564
MINORITY INTERESTS					
Minority interests	7,510	1.4	5,043	1.0	2,466
SHAREHOLDERS' EQUITY					
Capital stock	59,764	11.3	59,764	12.4	
Capital surplus	87,228	16.6	87,228	18.1	
Retained earnings	249,583	47.4	230,167	47.9	
Reevaluation differences of land	2,109	0.4	2,111	0.5	
Valuation gain on other securities	17,097	3.2	4,586	1.0	
Foreign exchange adjustment	(667)	(0.1)	77	0.0	
Treasury stock	(16,139)	(3.1)	(16,139)	(3.4)	
Total shareholders' equity	398,976	75.7	367,796	76.5	31,179
Total liabilities, minority interests and shareholders' equity	527,124	100.0	480,913	100.0	46,210

FILE No. 82-5176

(December 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: December 1, 2003 to December 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: January 13, 2004

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Purchase by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of December 31, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003)		100,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase by the Company of its own shares from subsidiaries:

None

(3) Purchase by the Company of its own shares pursuant to the resolution of the Board of Directors as provided for in the Articles of Incorporation:

None

2. State of disposition:

None

3. Possession by the Company of its own shares:

As of December 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(January 2004)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: January 1, 2004 to January 31, 2004

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: February 13, 2004

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Purchase by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of January 31, 2004

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003)		100,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase by the Company of its own shares from subsidiaries:

None

(3) Purchase by the Company of its own shares pursuant to the resolution of the Board of Directors as provided for in the Articles of Incorporation:

None

2. State of disposition:

None

3. Possession by the Company of its own shares:

As of January 31, 2004

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(February 2004)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: February 1, 2004 to February 29, 2004

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: March 9, 2004

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Purchase by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of February 29, 2004

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003)		100,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase by the Company of its own shares from subsidiaries:

None

(3) Purchase by the Company of its own shares pursuant to the resolution of the Board of Directors as provided for in the Articles of Incorporation:

2. State of disposition:

None

3. Possession by the Company of its own shares:

As of February 29, 2004

Classification	Number of shares	Notes
Total number of shares issued	1,254,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares"..

- END -

04 MAR 29 7:21

FILE No. 82-5176

(Translation)

February 5, 2004

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. (Tel: 03-5500-8163)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of February 4, 2004, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

1. Percentage of foreign ownership as of February 4, 2004

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	195,137.0 shares (195,137.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	1,254,304.2 shares (1,224,455.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	15.94%

2. Date of public notice

February 10, 2004 (to be inserted in morning papers of *The Sangyo Keizai Shimbun* and *The Nihon Keizai Shimbun*).

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

(Translation)

February 25, 2004

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. (Tel: 03-5500-8163)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of February 23, 2004, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was 17% or more, as described below:

Description

1. Percentage of foreign ownership as of February 23, 2004

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	211,066.0 shares (211,066.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	1,254,304.2 shares (1,224,455.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	17.24%

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

FILE No. 82-5176

(Translation)

March 8, 2004

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. (Tel: 03-5500-8163)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of March 5, 2004, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

1. Percentage of foreign ownership as of March 5, 2004

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	209,354.0 shares (209,354.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	1,274,304.2 shares (1,244,455.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	16.82%

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

(Translation)

January 26, 2004

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Mr. Tsuyoshi Habara General Manager of Finance Dept. (Tel: 03-5500-8163)

Notice of Determination of Issue Price and Selling Price of Shares, Etc.

Notice is hereby given that with regard to the new share issuance and sale of shares resolved at the meeting of the Board of Directors of Fuji Television Network, Incorporated (the "Company") held on January 9, 2004, the issue price, selling price and other necessary terms were determined on this date, as described below:

Description

1. Public Offering of New Shares

(1)	Issue price:	¥484,120 per share
(2)	Total issue prices:	¥87,141,600,000
(3)	Issue price:	¥464,360 per share
(4)	Total issue prices:	¥83,584,800,000
(5)	Portion of the issue price that will not be transferred to capital:	¥232,180 per share
(6)	Subscription period:	January 27 (Tuesday) to January 29 (Thursday), 2004

Cautionary Statement
These materials were prepared for the public disclosure of information regarding Fuji Television's planned new share issuance and sale of shares. This release is not to be construed as an offer to buy or sell securities referred to herein. All prospective investors are advised to read the Company's prospectus for new share issuance and sale of shares of shares (and its amendments, if any) issued separately before making investment decisions.

(7) Closing date: February 3 (Tuesday), 2004

(Note) The underwriters will underwrite the shares at the issue prices and make the sale thereof at the issue prices.

2. Sale of Shares (Through Underwriting)

(1) Selling price: ¥484,120 per share

(2) Total selling prices: ¥29,047,200,000

(3) Underwriting price: ¥464,360 per share

(4) Total underwriting prices: ¥27,861,600,000

(5) Subscription period: January 27 (Tuesday) to January 29 (Thursday), 2004

(6) Date of delivery: February 4 (Wednesday), 2004

(Note) The underwriters will underwrite the shares at the underwriting prices and make the sale thereof at the selling prices.

3. Sale of Shares (Through Over-Allotment)

(1) Number of shares to be sold: 20,000 shares

(2) Selling price: ¥484,120

(3) Total selling prices: ¥9,682,400,000

(4) Subscription period: January 27 (Tuesday) to January 29 (Thursday), 2004

(5) Date of delivery: February 4 (Wednesday), 2004

4. Issuance of New Shares through Third-Party Allocation

(1) Issue price: ¥464,360 per share

(2) Total selling prices: ¥9,287,200,000

(3) Portion of the issue price that will not be transferred to capital: ¥232,180 per share

(For reference)

1. Calculation of the issue price and selling price:

(1) Base date and price for calculation: January 26 (Monday), 2004 ¥494,000

(2) Discount rate: 2.00%

2. Number of new shares issued (public offering and third-party allocation) and number of shares sold through over-allotment

The sale of shares through over-allotment mentioned in the above "3. Sale of shares (Through Over-Allotment)" is the sale of 20,000 shares of common stock of the Company that Daiwa Securities SMBC will borrow from the shareholders of the Company (the "Borrowed Shares").

In a related development, the Board of Directors of the Company approved on January 9, 2004 the Third-Party Allocation to Daiwa Securities SMBC of 20,000 shares of common stock of the Company (the "Third-Party Allocation") with the closing date set at March 4, 2004 as mentioned in the above "4. Issuance of New Shares through Third-Party Allocation".

Daiwa Securities SMBC may conduct stabilizing transactions with regard to shares of common stock of the Company during the subscription period for the public offering, shares sold through underwriters, and shares sold through over-allotment. Shares purchased through such stabilizing transactions may be used to return the Borrowed Shares.

Daiwa Securities SMBC may purchase shares of common stock of the Company on Tokyo Stock Exchange, Inc. up to the number of shares (20,000 shares) sold through over-allotment (the "Syndicate Cover Transactions") from January 30 (Friday) to February 27 (Friday), 2004. Shares purchases through the Syndicate Cover Transactions will be used to return the Borrowed Shares.

Furthermore, Daiwa Securities SMBC plans to accept the Third-Party Allocation of shares of the Company common stock of an amount equivalent to the number of shares to be sold through over-allotment (20,000 shares) less the number of shares purchased through the

aforementioned stabilizing transactions and Syndicate Cover Transactions for the purpose of returning Borrowed Shares.

Therefore, some or all of the new shares issued through the Third-Party Allocation may not be subscribed. As a result, there may be a decrease in the upper limit of the number of shares to be issued through the Third-Party Allocation owing to the forfeiture of subscription rights or the issuance may not take place at all.

3. Of the estimated ¥83,134.8 million net proceeds from the increase in capital raised through the public offering and ¥9,243.2 million in estimated funds raised through the Third-Party Allocation that was approved on the same day as the public offering, ¥57,000 million will be used for capital investment in the construction of new studios designed to strengthen the Company's program production system. The Company plans to invest the remainder in media and content that will address the needs to the multimedia and multi-channel era.

- End -

(Translation)

February 4, 2004

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. (Tel: 03-5500-8163)

Notice of Adjustment to Transfer Prices of Stock Options

Notice is hereby given that with regard to the new share issuance resolved at the meeting of the Board of Directors of Fuji Television Network, Incorporated (the "Company") held on January 9, 2004, the transfer prices of stock options by the method of acquisition by the Company of its own shares in accordance as provided for in Article 210-2, paragraph 2 of the previous Commercial Code of Japan will be adjusted on this date, as described below:

Description

1. Adjustment to the transfer prices of stock options by the method of acquisition by the Company of its own shares:

(1) The 1st stock option (as resolved at the 58th Ordinary General Meeting of Shareholders held on June 29, 1999)

Transfer price after adjustment: ¥709,211

Transfer price before adjustment: ¥726,600

(Exercise period: July 1, 2000 to June 25, 2005)

(2) The 2nd stock option (as resolved at the 59th Ordinary General Meeting of Shareholders held on June 29, 2000)

Transfer price after adjustment: ¥1,615,393

Transfer price before adjustment: ¥1,655,000

(Exercise period: July 1, 2002 to June 25, 2007)

2. Effective date: February 4, 2004

3. Reason for the adjustment:

The paid-in amount per share with regard to the new shares issuance (to the public) determined on January 26, 2004 fell below the market value specified in the terms concerning the adjustment to the transfer price under the terms and conditions of the stock options.

- End -

(Translation)

March 1, 2004

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. (Tel: 03-5500-8163)

Notice of the Result of Issuance of New Shares by Allocation Thereof to Third Party

Notice is hereby given that with regard to the issuance of new shares resolved at the meeting of the Board of Directors of Fuji Television Network, Incorporated (the "Company") held on January 9, 2004, the third party to whom the Company had granted the right to the allocation of shares to be newly issued (up to 20,000 shares) (a green shoe option) notified the Company of its intention to exercise the right in respect of all such shares, as described below:

Description

1. Issuance of new shares by allocation thereof to a third party:

(1)	Number of new shares to be issued:	20,000 shares (Number of new shares to be issued: 20,000 shares)
(2)	Aggregate issue prices:	¥9,287,200,000 (¥464,360 per share)
(3)	Aggregate amount to be transferred to capital:	¥4,643,600,000 (¥232,180 per share)

2. Change in the total number of shares issued and outstanding after the issuance of new shares by allocation thereof to a third party:

(1)	Total number of shares currently issued and outstanding:	1,254,304.2 shares (as of February 29, 2004)

(2) Number of shares to be increased by the issuance of new shares by allocation thereof to a third party: 20,000 shares

(3) Total number of shares issued and outstanding after the issuance of new shares by allocation thereof to a third party: 1,274,304.2 shares

3. Use of proceeds from the issuance of new shares by allocation thereof to a third party:

Of the estimated ¥9,243.2 million net proceeds from the issuance of new shares by allocation thereof to a third party and ¥83,134.2 million net proceeds from the increase in capital through the public offering as approved on the same day as the issuance of new shares by allocation thereof to a third party, ¥57,000 million will be used for capital investment in the construction of new studios designed to strengthen Fuji Television's program production system. The Company plans to invest the remainder in media and content that will address the needs to the multimedia and multi-channel era.

- End -

Transfer prices before adjustment: ¥1,615,393

(Exercise period: July 1, 2002 to June 25, 2007)

(2) Effective date: March 5, 2004

(3) Reason for the adjustment:

The paid-in amount per share with regard to the new share issuance (to the third party) determined on January 26, 2004 fell below the market value specified in the terms concerning the adjustment to the transfer price under the terms and conditions of the stock options.

2. Adjustment to the transfer prices of stock options as a result of the stock split:

(1) Adjustment to the transfer prices of stock options:

1) The 1st stock option (as resolved at the 58th Ordinary General Meeting of Shareholders held on June 29, 1999)

Transfer price after adjustment: ¥354,108

Transfer price before adjustment: ¥708,216

(Exercise period: July 1, 2002 to June 25, 2005)

2) The 2nd stock option (as resolved at the 59th Ordinary General Meeting of Shareholders held on June 29, 2000)

Transfer price after adjustment: ¥806,563

Transfer prices before adjustment: ¥1,613,126

(Exercise period: July 1, 2002 to June 25, 2007)

(2) Effective date: April 1, 2004

(3) Reason for the adjustment:

As of May 20, 2004, the shares held by the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31, 2004 shall be split at the rate of 1:2.

- End -